

Suppl


13003132


SEC MAIL PROCESSING
RECEIVED
JUL 25 2013
WASH. D.C.
196
SECTION

File No. 83-1
Regulation IA
Rule 3

July 24, 2013

File Desk
United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ladies & Gentlemen:

I hereby enclose two (2) copies of a Report, dated July 24, 2013 of the Inter-American Development Bank (the "Bank"), being filed pursuant to Rule 3 of Regulation IA, with respect to an issuance of securities under the Bank's Global Debt Program pursuant to the Prospectus dated January 8, 2001 and the Pricing Supplement dated July 24, 2013.

Sincerely yours,

John Scott
Chief Counsel
Corporate Legal Affairs Division

Enclosures